File No. 82-35013

Banco de Guayaquil
PROFITS & LOSSES STATEMENT

08005596

RECEIVED
2008 OCT 27 A 11:51

BANCO DE GUAYAQUIL	Sep-08
INCOME	**198.482**
INTEREST EARNED	117.264
LOANS	90.414
INVESTMENTS	26.849
COMMISSIONS EARNED	7.940
EARNINGS BY SUBSIDIARY COMPANIES	4.058
TRANSACTIONAL INCOME	68.684
BANKING SERVICES	29.566
CREDIT CARDS	39.118
OTHER INCOME	536
EXPENSES	**125.050**
INTEREST EXPENSES	39.525
COMMISSION PAID & ACCRUED	3.617
OPERATING EXPENSES	45.965
CONTRIBUTIONS	8.121
TRANSACTIONAL EXPENSES	20.666
BANKING SERVICES	4.943
CREDIT CARDS	15.723
DEPRECIATIONS	5.245
OTHER EXPENSES	1.911
EXTRAORDINARY INCOME	**1.327**
PROVISIONS AND AMORTIZATIONS	**40.892**
PROFISTS BEFORE EMPLOYEES PROFIT SHARING AND TAX PROVISIONS	**33.867**

SUPPL

PROCESSED
OCT 2 9 2008
THOMSON REUTERS

10/27

Banco de Guayaquil

Balance Sheet

In thoushands dollars

	Sep-08
ASSETS	**2.125.955.064**
Available Funds	516.724.970
Inter-Bank Lendings	0
Investments	322.322.919
Loan Portofolio	1.018.523.486
Debtors for Acceptations	36.953.799
Accounts Receivable	65.070.762
Foreclosed Property	5.494.042
Property and Equipment	84.959.059
Other Assests	75.906.028
LIABILITIES	**1.951.097.549**
Customer Liabilities	1.586.835.399
Interbank Operations	0
Inmediate Obligations	3.981.225
Outstanding Acceptances	36.953.799
Accounts Payable	33.505.540
Financial Obligations	249.849.254
Outstanding Securities	4.022
Convertible Securities and Equity Contributions	38.000.000
Other Liabilities	1.968.311
EQUITY	**174.857.515**
Equity	115.000.000
Premium or Discount in Share Issued	0
Reserves	12.005.071
Paid in Capital	0
Capital Surplus	13.915.365
Results	33.937.079
Period Results	33.866.835
TOTAL LIABILITIES AND EQUITY	**2.125.955.064**
TOTAL ASSESTS AND NET CONTINGENT ACCOUNTS	**2.228.230.197**

END